MEMX Members Exchange

December 10, 2021

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (updated the lists of the Nominating Member Directors and Observers of MEMX Holdings LLC; updated the lists of the Committees of MEMX Holdings LLC and the members thereof, including to add the new Strategy Committee; made minor cleanup edits);
- Exhibit F-9 (updated the Service Bureau Application and Agreements form to reflect a minor edit – deleting reference to a connectivity option that is referenced on the form but not offered by MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and F-9 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/10/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

21009442

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/10/21 (MM/DD/YY) MEMX LLC (Name of applicant)

By: */s/ Anders Franzon* (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: December 10, 2021

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: December 10, 2021

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: December 10, 2021

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
FMR LLC	Thomas Tesauro	Derrick Chan
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Marianna Lopert-Schaye
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
Strategic Investments I, Inc.	Zheng Wang	Sapna Patel
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Jorge Lopez-Aranda	Niall O’Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

MEMX LLC
Date of Filing/Accurate as of: December 10, 2021

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Nikolaos Vasilatos

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Mina Nguyen
Sapna Patel

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Todd Lopez
Raj Mahajan
Jamil Nazarali

Brian Nigito
Niall O'Brien
Sapna Patel
Pankil Patel
Andrew Smith
Jeffrey Starr

(6) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Jamil Nazarali
Sapna Patel
Donnie Phillips
Andrew Smith
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC).

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

MEMX LLC
Date of Filing/Accurate as of: December 10, 2021

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

EXHIBIT F-9

Service Bureau Application and Agreements

MEMX Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS
A Service Bureau must designate an Account Administrator who will be authorized to grant permission and user access within the MEMX User Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Service Bureau. Account Administrators will be able to grant access to tools within the MEMX User Portal including, but not limited to, historical market data subscriptions, logical port request, modify or delete form, physical connection request form, and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

CONNECTIVITY
Which connectivity option will you use? (check one)
☐ Cross Connect* ☐ Extranet: ______________________________
What type of connections are you requesting? ☐ Certification ☐ Production
*If requesting a cross connect, a Connectivity Services Agreement is also required.

MEMX Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between MEMX LLC (the "Exchange"), with its principal office at 111 Town Square Place, Suite 520, Jersey City, NJ 07310, and the Authorized Service Bureau or Independent Software Vendor referenced below ("Service Bureau").

1. Rights of Service Bureau. The Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. Exchange Users and Data Recipients. If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a MEMX Market Data Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. All other Service Bureaus. If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. Port Fees. Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in the Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Subject to applicable regulatory requirements, Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide at least 30 days advance notice to Service Bureau of any such change to Port Fees, except to the extent there is a situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or an order of a court, an arbitrator or a regulatory agency precludes such advances notice.

5. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

6. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to Exchange at legal@memx.com or the office address specified above or on Exchange's website from time to time, or to Service Bureau at the email or office address of Service Bureau on file with Exchange. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This

Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:________________________________

Signature:____________________________________

Printed Name:_________________________________

Title:____

MEMX LLC

Signature:____________________________________

Printed Name:_________________________________

Title:____

Date:____

MEMX Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and between MEMX LLC ("Exchange"), with its principal offices at 111 Town Square Place, Suite 520, Jersey City, NJ 07310, the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with the Exchange.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY THE EXCHANGE SET FORTH BELOW.

Service Bureau:	Member:	MEMX LLC
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title (must be an officer)*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	